SEC FILE NO. 812-14037

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF

COLUMBIA ETF TRUST

COLUMBIA ETF TRUST I

COLUMBIA FUNDS MASTER INVESTMENT TRUST, LLC

COLUMBIA FUNDS SERIES TRUST

COLUMBIA FUNDS SERIES TRUST I

COLUMBIA FUNDS SERIES TRUST II

COLUMBIA FUNDS VARIABLE INSURANCE TRUST

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

COLUMBIA FUNDS VARIABLE SERIES TRUST II

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND, INC.

TRI-CONTINENTAL CORPORATION

225 Franklin Street

Boston, Massachusetts 02110

COLUMBIA ACORN TRUST

WANGER ADVISORS TRUST

COLUMBIA WANGER ASSET MANAGEMENT, LLC

227 West Monroe, Suite 3000

Chicago, Illinois 60606

AMERIPRISE CERTIFICATE COMPANY

70100 Ameriprise Financial Center

Minneapolis, Minnesota 55474

BANK OF AMERICA, N.A.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Bank of America Tower

One Bryant Park

New York, New York 10036

BANK OF AMERICA CORPORATION

Bank of America Corporate Center

100 North Tryon Street

Charlotte, North Carolina 28255

AMENDED AND RESTATED APPLICATION PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE

INVESTMENT COMPANY ACT OF 1940 FOR RELIEF EXEMPTING CERTAIN TRANSACTIONS FROM THE

PROVISIONS OF SECTION 17(a) OF SUCH ACT

Please direct all communications concerning this Application to:

Robert M. Kurucza, Esq.

Marco E. Adelfio, Esq.

Goodwin Procter LLP

901 New York Avenue, NW, Suite 9000

Washington, D.C. 20001

(202) 346-4000

with copies to:

Scott R. Plummer, Esq. Paul B. Goucher, Esq. Ameriprise Financial, Inc. 5228 Ameriprise Financial Center Minneapolis, Minnesota 55474	Glen A. Rae, Esq. Bank of America, N.A. Merrill Lynch, Pierce, Fenner & Smith Incorporated Bank of America Tower NY1-100-05-01 One Bryant Park 5th Floor New York, New York 10036

Brian D. McCabe, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199-3600

Steve Chaiken, Esq.

Bank of America, N.A.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

50 Rockefeller Plaza

New York, New York 10020

Steve Chaiken, Esq.

Bank of America Corporation

Bank of America Corporate Center

100 North Tryon Street

Charlotte, North Carolina 28255

This Application (including Exhibits) consists of 55 pages.

UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

COLUMBIA ETF TRUST

COLUMBIA ETF TRUST I

COLUMBIA FUNDS MASTER INVESTMENT TRUST, LLC

COLUMBIA FUNDS SERIES TRUST

COLUMBIA FUNDS SERIES TRUST I

COLUMBIA FUNDS SERIES TRUST II

COLUMBIA FUNDS VARIABLE INSURANCE TRUST

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

COLUMBIA FUNDS VARIABLE SERIES TRUST II

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND, INC.

TRI-CONTINENTAL CORPORATION

225 Franklin Street

Boston, Massachusetts 02110

COLUMBIA ACORN TRUST

WANGER ADVISORS TRUST

COLUMBIA WANGER ASSET MANAGEMENT, LLC

227 West Monroe, Suite 3000

Chicago, Illinois 60606

AMERIPRISE CERTIFICATE COMPANY

50606 Ameriprise Financial Center

Minneapolis, Minnesota 55474

BANK OF AMERICA, N.A.

MERRILL LYNCH, PIERCE, FENNER AND SMITH INCORPORATED

Bank of America Tower

One Bryant Park

New York, New York 10036

BANK OF AMERICA CORPORATION

Bank of America Corporate Center

100 North Tryon Street

Charlotte, North Carolina 28255

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	AMENDED AND RESTATED APPLICATION PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FOR RELIEF EXEMPTING CERTAIN TRANSACTIONS FROM THE PROVISIONS OF SECTION 17(a) OF SUCH ACT

I.

Summary of Application

This Amended and Restated Application (“Application”) is submitted to the Securities and Exchange Commission (the “Commission”) on behalf of the applicants identified herein (“Applicants”) pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 (the “Act”) for relief exempting certain transactions of the type described below from the provisions of Section 17(a) of the Act.1 Applicants are Columbia Management Investment Advisers, LLC (“CMIA”) and Columbia Wanger Asset Management, LLC (“CWAM”) (each, an “Adviser”, together, the “Advisers”); the investment companies listed in Schedules A and B to this Application and Ameriprise Certificate Company (each, a “Fund”, collectively, the “Funds”, including, as the context requires, the registrants and/or the series thereof); and Bank of America, N.A. (“BANA”), Merrill Lynch, Pierce, Fenner and Smith Incorporated (“MLPF&S”) and Bank of America Corporation (“BAC”).

The exemptive relief sought herein would permit the Funds to engage in the Transactions (as defined below) with MLPF&S and BANA, including an internal division of BANA (“BANA (Dealer Unit)”) that acts as a dealer and agent to the extent permitted by Sections 3(a)(4)(B) and 3(a)(5)(C) of the Securities Exchange Act of 1934 (the “1934 Act”) in the placement or trading of securities and other instruments (“bank permitted broker-dealer activities”), as well as the affiliates of MLPF&S and BANA listed on Schedule C to this Application (each, a “BAC Trading Entity”, collectively, the “BAC Trading Entities”). The “Transactions” that are the subject of the requested order (the “Order”) include primary and secondary market transactions in fixed-income instruments2 executed on a principal basis (as discussed in section VI below) between a Fund and a BAC Trading Entity. The Order would be available only in circumstances in which the BAC Trading Entity might be deemed to be (i) an affiliated person (“first-tier affiliate”), in the case of BANA (Dealer Unit), or an affiliated person of a first-tier affiliate (a “second-tier affiliate”) of a Fund solely by reason of BANA, through its trust department

[1]	Applicants are not seeking relief from the provisions of Section 10(f), Section 17(e) or Section 17(d) of the Act or Rule 17d-1 thereunder.
[2]

“Fixed-income instruments” for purposes of the Order means fixed-income securities and interests in syndicated loans (including loans made directly as a syndicate member, or the acquisition of a loan interest in the form of an assignment or participation), convertible bonds and convertible preferred stock, as well as money market instruments, such as treasury instruments, commercial paper and certificates of deposit.

(“BANA (US Trust)”3), being deemed to own, control or hold with power to vote through non-proprietary, trust or other fiduciary accounts maintained by BANA (US Trust) for the principals or beneficiaries of such accounts in the Fund’s securities (“fiduciary account investments”) five percent or more of the Fund’s total outstanding voting securities (each, a “5% Fund”); (ii) a first-tier affiliate of a Fund solely by reason of BANA (US Trust) being deemed to beneficially own through the fiduciary account investments more than twenty-five percent of the Fund’s total outstanding voting securities or, by virtue of such fiduciary account investments, to control the Fund (each, a “25% Fund”, together with the 5% Funds, the “Owned Funds”); and/or (iii) a second-tier affiliate of any Fund other than an Owned Fund (each, an “Other Fund”) solely by reason of BANA (US Trust) being considered to own, control or hold with power to vote a 5% Fund’s securities as described in (i) or being deemed to beneficially own a 25% Fund’s securities as described in (ii), through fiduciary account investments.4 Many of these fiduciary account investments in the Funds are the legacy of the conversions of former common and collective trust funds maintained by BANA (US Trust) and its predecessor banking and trust organizations into mutual fund form that have occurred over the years. The Order requested herein is subject to numerous conditions, as more fully described below, including BANA (US Trust)’s undertaking not to exercise any voting authority with respect to shares that constitute five percent or more of a Fund’s total outstanding voting securities (the “Non-Voting Undertaking”).

Applicants seek to have the Order cover (i) the Funds and any investment company registered under the Act or series thereof, whether now existing or organized in the future, that is managed, advised or sub-advised by any Adviser or by any existing or future entity that is controlling, controlled by or under common control with CMIA and/or CWAM or controlled by Ameriprise Financial, Inc. (“Ameriprise”) and registered as an investment adviser under the

[3]

BANA (US Trust) includes Bank of America, U.S. Trust Private Wealth Management, including U.S. Trust Company of Delaware, the Retirement and Philanthropic Services unit, and the Merrill Lynch Trust Company division and any successors. The term “successor” is limited to an entity that results from a reorganization into another jurisdiction, a change in the type of business organization or a combination, consolidation or reorganization of any of the entities referred to in the previous sentence, including any such combination, consolidation or reorganization effected through the use of a “shell” entity controlled by any of the foregoing entities, provided that such combination, consolidation or reorganization does not result in a change of direct or indirect control of such entities.

[4]

As described in this Application, Applicants do not concede that fiduciary account investments in securities of an Owned Fund do, in fact, result in an affiliation between BANA (US Trust) and the Funds or between the BAC Trading Entities and the Funds.

Investment Advisers Act of 1940 (the “Advisers Act”);5 (ii) the Advisers and/or any existing or future investment adviser controlling, controlled by or under common control with CMIA and/or CWAM or controlled by Ameriprise; and (iii) the BAC Trading Entities and any successor entities6; provided that any entity that relies on the Order complies with the terms and conditions of the Order as though it were an Applicant.

Applicants request relief hereunder only for Transactions that would be prohibited by Section 17(a) because of affiliations, if any, arising solely by reason of BANA (US Trust) being deemed to own, control or hold with the power to vote voting securities of an Owned Fund through fiduciary account investments. The relief sought hereunder will not be available where a BAC Trading Entity is a first-tier affiliate or a second-tier affiliate of a Fund for other reasons. For example, the relief sought hereunder will not be available for Transactions that would be restricted by the above-cited provisions because a BAC Trading Entity owns through proprietary accounts more than five percent of the outstanding voting securities of a Fund. Similarly, the relief sought hereunder will not be available for Transactions between a Fund and any trading entity under common control with the Fund’s Adviser. The relief sought hereunder will also not be available for primary market Transactions in fixed-income instruments, other than repurchase agreements and variable rate demand notes, of which BAC (or any successor) or any entity controlled by BAC (or any successor), including any BAC Trading Entity, is the primary obligor.

The Order, subject to the conditions set forth below, is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act because, among other considerations, prohibiting the Funds from engaging in the Transactions with the BAC Trading Entities would become increasingly detrimental to the ongoing interests of Fund shareholders by limiting the Funds’ access to key trading counterparties that have very significant market shares in the types of fixed-income

[5]	BANA (US Trust) does not currently intend to hold more than 25% of the voting securities of any investment company, or series thereof, covered by the Order other than the Funds.
[6]

The term “successor” is limited to an entity that results from a reorganization into another jurisdiction, a change in the type of business organization or a combination, consolidation or reorganization of any of the entities covered by the Order, including any such combination, consolidation or reorganization effected through the use of a “shell” entity controlled by any of the entities covered by the Order, provided that such combination, consolidation or reorganization does not result in a change of direct or indirect control of such entities. All entities that currently intend to rely on the requested relief are either named as Applicants or identified herein as being covered by the Order (e.g., the Sub-Advisers (defined below) and all of the BAC Trading Entities). Any other entity that relies on the Order now or in the future will comply with the terms and conditions set forth in the Application.

instruments in which the Funds seek to invest and which would be covered by the relief sought herein. Applicants note, as a critical factor, the significant consolidation of the broker-dealer and banking industries that has occurred in recent years, which potentially portends even more consolidation. This industry consolidation has contributed to the substantial market share of the BAC Trading Entities. Against this backdrop, it is critical that the Funds be granted the relief sought hereunder.

II.

Description of Applicants

A. The Funds

Each Fund is registered as an investment company under the Act and is organized as a statutory trust, business trust, limited liability company or corporation under the laws of Delaware, Maryland or Massachusetts or is a series thereof. With the exceptions of Ameriprise Certificate Company, Columbia Seligman Premium Technology Growth Fund, Inc. and Tri-Continental Corporation, each of the Funds is an open-end, registered investment company. Columbia Seligman Premium Technology Growth Fund, Inc. and Tri-Continental Corporation are closed-end, registered investment companies. Although Columbia ETF Trust and Columbia ETF Trust I (each, an “ETF Trust”, together, the “ETF Trusts”) are open-end, registered investment companies, the ETF Trusts, the series of which are exchange-traded funds, differ from the other Funds in several ways, including with respect to the redeemability of fund shares solely in “creation unit” aggregations and the listing of shares of each ETF Trust on a securities exchange.7 Ameriprise Certificate Company also differs from the other Funds in that it is not a mutual fund but rather a face-amount certificate company offering interest-bearing certificates that obligate the company to pay the face-amount of the certificate at its maturity.8 The Funds have a variety of investment objectives, but each may, to a greater or lesser degree, invest a portion of its assets in fixed-income instruments.

[7]

The registration statements of the ETF Trusts, each of which is on file with the Commission, provide a further description of the differences between the ETF Trusts and traditional mutual funds. With respect to the ETF Trusts, the relief requested hereunder applies only to portfolio transactions and does not extend to purchases and redemptions of “creation units.”

[8]

The registration statement of Ameriprise Certificate Company, which is on file with the Commission, provides a further description of the company. CMIA is the investment adviser of Ameriprise Certificate Company. Ameriprise Certificate Company has a board of directors that complies with Section 10 of the Act and will be able to comply with the terms and conditions of the Order.

The fixed-income instruments in which a Fund may invest include, but are not limited to, government securities, municipal securities, tender option bonds, taxable and tax-exempt money market securities, repurchase agreements, asset- and mortgage-backed securities, corporate bonds and other issues and syndicated loans (including assignments thereof and participations therein), each as the Fund’s respective investment policies allow.

B. The Advisers

The Advisers are direct or indirect wholly owned subsidiaries of Ameriprise, a Delaware corporation. Ameriprise is one of the nation’s leading financial planning, asset management and insurance companies. Each Adviser is registered as an investment adviser under the Advisers Act. The Advisers act as investment advisers to the Funds and, in certain cases, have oversight over one or more affiliated or unaffiliated sub-advisers engaged by certain Funds.9

Each Fund and its Adviser have entered into an investment management agreement pursuant to which the Adviser is responsible for managing the Fund’s investment portfolio, subject to the supervision of the Board of Directors, Board of Trustees or other governing body of such Fund, as applicable (each, a “Board”), and making investment decisions on behalf of the Fund and placing its portfolio transactions, some of which responsibilities may have been delegated to a Sub-Adviser.

Each Fund has adopted confidentiality policies designed to limit the flow of information about Fund holdings and transactions. Pursuant to these policies, information regarding investment decisions and portfolio execution matters relating to the Funds is considered by each Adviser to be information that may not be communicated beyond such Adviser except as necessary (e.g., to an executing broker or dealer in connection with a trade). In general, prior to any public disclosure and consistent with an Adviser’s fiduciary duty to the Fund, information concerning Fund portfolio holdings is considered confidential and may only be shared by a Fund’s Adviser for a legitimate business purpose with specified parties, subject to restrictions determined by the Fund’s Board.

[9]

Certain of the Funds have (or may, in the future, have) sub-advisers that provide sub-advisory services (each, a “Sub-Adviser”, collectively, the “Sub-Advisers”). Applicants request that the Order cover any such Sub-Advisers, provided that any Sub-Adviser that relies on the Order complies with the conditions of the Order as though it were an Adviser, unless otherwise stated.

C. The BAC Trading Entities

BANA is a national banking association and a wholly owned indirect subsidiary of BAC. BANA (Dealer Unit) is an internal division of BANA, which is exempt from registering as a broker-dealer pursuant to the 1934 Act. MLPF&S, a Delaware corporation, is also a wholly owned indirect subsidiary of BAC that is registered as a broker-dealer with the Commission pursuant to Section 15 of the 1934 Act.10 The other BAC Trading Entities are registered broker-dealers or entities exempt from registration as such. The BAC Trading Entities conduct a significant securities business, including (but not limited to) acting as a dealer and/or underwriter of fixed-income instruments. MLPF&S is also a primary dealer in U.S. government securities. As described below, the BAC Trading Entities are collectively industry-leading dealers and/or underwriters with respect to a variety of fixed-income instruments, including acting as important originators and/or syndicators of syndicated loans and/or as participants in the secondary markets for such loans. The market dominance of the BAC Trading Entities in several asset classes is detailed in section V below. The data in that section shows that the BAC Trading Entities rank as first or second in the trading of a wide variety of fixed-income instruments as measured by total trading volume.

[10]

On November 1, 2010, Banc of America Securities Holdings Corporation (“BASH”), a wholly owned subsidiary of BAC, merged into Merrill Lynch, & Co., Inc. (“ML&Co.”), another wholly owned subsidiary of BAC, with ML&Co. as the surviving corporation. As a result of the merger, all of the issued and outstanding capital stock of ML&Co. remained outstanding and all issued and outstanding capital stock of BASH was cancelled with no consideration paid with respect thereto. In addition, as a result of the merger, Banc of America Securities LLC (“BAS”), a direct, wholly owned broker-dealer subsidiary of BASH, became a direct, wholly owned broker-dealer subsidiary of ML&Co. Subsequently, BAS was merged into MLPF&S, a direct wholly owned broker-dealer subsidiary of ML&Co., with MLPF&S as the surviving corporation in this merger. As a result of the merger, all of the issued and outstanding capital stock of MLPF&S remained outstanding and all of the issued and outstanding membership interests of BAS were cancelled with no consideration paid with respect thereto. In addition, as a result of the merger, MLPF&S, as the surviving corporation, remained a direct wholly owned broker-dealer subsidiary of ML&Co. and an indirect wholly owned broker-dealer subsidiary of BAC.

III.

The Columbia Sale

On April 30, 2010, BANA sold a portion of the asset management business of Columbia Management Group, LLC (“CMG”), a wholly owned subsidiary of BANA, to Ameriprise (the “Columbia Sale”).11 The Columbia Sale, among other things, included that part of CMG that advised equity and fixed-income mutual funds, including the management of the long-term Columbia Funds (the “LT Columbia Funds”),12 and CMG’s 100% ownership interest in Columbia Wanger Asset Management, L.P., the investment adviser to certain of the LT Columbia Funds. Shortly after the Columbia Sale, RiverSource Investments, LLC, which advised and continues to advise the registered investment companies that it previously managed (the “Legacy RiverSource Funds”), changed its name to “Columbia Management Investment Advisers, LLC” (CMIA) and became the investment adviser for the LT Columbia Funds other than those advised by Columbia Wanger Asset Management, L.P. (which converted to a limited liability company and is now known as Columbia Wanger Asset Management, LLC (CWAM)), which are still being advised by CWAM, now a wholly owned direct subsidiary of CMIA and an indirect subsidiary of Ameriprise. CMIA (which now advises the LT Columbia Funds and the Legacy RiverSource Funds) has over $300.5 billion in assets under management and is the 8th largest investment manager of long-term assets in the United States (based on December 31, 2011 assets).

Prior to the Columbia Sale, the former advisers of the LT Columbia Funds were clearly under the control (within the meaning of Section 2(a)(9) of the Act) of BAC, along with each of the BAC Trading Entities.13 In light of the Columbia Sale, however, the current Advisers are not under the control (within the meaning of Section 2(a)(9) of the Act) of BAC. Accordingly, the current Advisers are not under common control with the BAC Trading Entities.

[11]	BAC and Ameriprise have preserved their distinct brands and continue to offer independently a wide range of financial services and products.
[12]	The legacy Columbia money market funds continue to be advised by an investment adviser that is a wholly owned subsidiary of BANA and are not part of this Application.
[13]

Certain BAC Trading Entities had exemptive relief permitting them to engage in certain affiliated principal transactions with the LT Columbia Funds prior to the Columbia Sale. In this regard, BAS had exemptive relief permitting it to, among other things, engage in principal transactions in taxable money market instruments with certain Columbia Funds. See Banc of America Funds Trust, et al., Investment Company Act Release Nos. 28526 (Dec. 1, 2008) (notice) and 28573 (Dec. 29, 2008) (Order). Similarly, MLPF&S had no-action relief from the Commission staff permitting it to, among other things, engage in principal transactions in taxable and tax-exempt money market instruments with certain Columbia Funds in reliance on two previously granted exemptive orders. See Columbia Funds (pub. avail. Dec. 23, 2008). See also Merrill Lynch Ready Assets Trust, et al., Investment Company Act Release Nos. (May 6, 1992) (notice) and 18748 (June 2, 1992) (Order); and CMA Tax-Exempt Fund, et al., Investment Company Act Release Nos. 15475 (Dec. 11, 1986) (notice) and 15520 (Jan. 5, 1987) (Order).

However, certain attenuated relationships between BANA (US Trust) and certain of the LT Columbia Funds remain after the Columbia Sale that arguably cause potential “technical” affiliations between the BAC Trading Entities and the Funds. These relationships consist of the fiduciary account investments,14 over which BANA (US Trust) has discretionary authority but no pecuniary interest.15 If technical affiliations are determined to exist, they could potentially limit trading, including with respect to the Transactions, between the Funds and the BAC Trading Entities. Such a determination would be detrimental to the ongoing interests of shareholders in the Funds, especially given the continuing consolidation of the broker-dealer business and the dominant market presence of the BAC Trading Entities (as described in section V below).

Neither BAC nor any BAC Affiliates control or will control (within the meaning of Section 2(a)(9) of the Act), directly or indirectly, Ameriprise or the Advisers or any other non-Fund entity under the control of Ameriprise (together, the “Ameriprise Affiliates”), and neither BAC nor any BAC Affiliates will exercise, or attempt to exercise, control over any Fund. It is only the fiduciary account investments in the Owned Funds that raise the potential affiliation issues to be addressed by the relief sought hereunder. Additionally, Ameriprise has no beneficial interest in, and will not control (within the meaning of Section 2(a)(9) of the Act) directly or indirectly, BAC, the BAC Trading Entities or any other BAC Affiliate.

IV.

Separation Between the Various Entities

The BAC Affiliates and the Ameriprise Affiliates are structured as separate, independent businesses. The BAC Affiliates and the Ameriprise Affiliates are separately owned by BAC and Ameriprise, respectively, have separate officers and employees, are separately capitalized, maintain separate books and records and are physically separated.16 The BAC Affiliates will not have any involvement in the Advisers’ investment decisions or decisions to engage in

[14]

As indicated above, many of these fiduciary account investments in the LT Columbia Funds are the legacy of the conversions of former common and collective trust funds maintained by BANA (US Trust) and its predecessors into mutual fund form.

[15]

Applicants note that there may be some instances in which BAC or an entity, including a division thereof, controlled by BAC (each, a “BAC Affiliate”, collectively, the “BAC Affiliates”) might be deemed to own, control or hold with power to vote less than five percent of the outstanding voting securities of a Fund otherwise than through fiduciary account investments (a “<5% holding”). References in this Application to potential affiliations arising “solely by reason of” fiduciary account investments above certain levels may include situations where fiduciary account investments exceed such levels only when added to a <5% holding.

[16]	No director, officer or employee of the Funds is or will be a director, officer or employee of a BAC Trading Entity.

Transactions pursuant to the Order, and will not attempt to influence or control in any way the placing by the Advisers of orders, other than in the normal course of sales activities of the same nature that are being carried out during the same time period with respect to unaffiliated institutional clients of the BAC Trading Entity, or that existed between the BAC Trading Entity and the Advisers, if any, prior to the consummation of the Columbia Sale. Furthermore, BANA (US Trust) has determined that, to avoid any potential disadvantage to a fiduciary client, it will voluntarily treat fiduciary accounts’ ownership in the Funds as presenting a potential conflict of interest and, accordingly, pursuant to the Non-Voting Undertaking, will not exercise any voting authority with respect to those shares that constitute five percent or more of any Fund’s total outstanding voting securities.

Furthermore, officers and employees of the Advisers may not communicate confidential and nonpublic investment-related information of the Funds to any BAC Affiliate, except in connection with the ordinary course of business as permitted by the portfolio holdings disclosure policies approved by the Funds’ directors/trustees and involving communications of the same nature as are being made during the same period to unaffiliated trading partners of the Funds. Such “information barriers” are designed to control and prevent the dissemination of confidential and material nonpublic information of the Funds by employees of the Advisers who receive such nonpublic information during the course of their employment.

There is also substantial separation and independent operation of the BAC Trading Entities from the other BAC Affiliates. Independent operation generally consists of separate profit centers, separate capitalization, separate books and records and a compensation system that does not reward employees of any BAC Trading Entity based on factors that treat Transactions with the Funds differently than Transactions with unaffiliated counterparties.

There is also substantial internal separation and independent operation of BANA (US Trust) from BANA (Dealer Unit). While each is an internal division of BANA, BANA (US Trust) and BANA (Dealer Unit) operate on different sides of appropriate information barriers with respect to trust/fiduciary activities, on the one hand, and bank permitted broker-dealer activities, on the other hand. BANA (Dealer Unit) has no involvement in investment decisions for fiduciary accounts of BANA (US Trust). BANA (US Trust) is subject to strict fiduciary laws and regulations that require BANA (US Trust) to act solely in the interests of the principals or beneficiaries of the accounts. In addition, the compensation of personnel of BANA (US Trust)

will not depend upon the volume or nature of trades effected by the Advisers for the Funds with the BAC Trading Entities under the Order, except to the limited extent that such trades may minimally affect the profits and losses of BAC and its subsidiaries as a whole or to the extent that the quality of such trades affects the investment performance of the fiduciary account investments.

In light of the separation, including “information and ethical walls”, between the various entities described above, Applicants submit that a BAC Affiliate, including a BAC Trading Entity, will not be in a position to direct an Adviser to engage in any Transaction for the Funds with a BAC Trading Entity. The “Structural Conditions” described in section X below require that such separation be maintained for so long as the Order is relied upon. Further, among other things, these conditions prohibit the BAC Trading Entity or the BAC Affiliates from consulting with the Advisers regarding potential Transactions beyond the extent normally carried out with unaffiliated parties in the normal course of business or that existed between the BAC Trading Entity and the Advisers, if any, prior to the consummation of the Columbia Sale. In addition, each BAC Trading Entity must adopt and implement policies prohibiting it from (i) linking approvals regarding an Owned Fund to actions by an Adviser or another Fund, or (ii) using an Owned Fund to seek business with the Advisers or Funds. Nor will BAC adopt any compensation scheme that treats such business differently from business with unaffiliated parties. Moreover, there is not, and will not be, any express or implied understanding between a BAC Trading Entity and Ameriprise or any Adviser that an Adviser will cause a Fund to enter into Transactions or give preference to the BAC Trading Entity in effecting such Transactions between the Fund and the BAC Trading Entity.

All decisions by the Funds to engage in portfolio transactions are determined solely by their respective Advisers in accordance with the investment objectives of each Fund. Trade execution for the Funds is the responsibility of one or more individuals employed solely by their respective Advisers and, importantly, as a further safeguard, the Advisers will continue to be obligated to seek best execution. Portfolio managers and traders employed by the Advisers will not be affiliated persons of any BAC Trading Entity, or affiliated persons thereof, and their lines of reporting responsibility will be solely within the respective Advisers and their parent companies. In addition, the compensation of portfolio managers and traders employed by the Advisers is based in part on the performance of the Fund or Funds and other accounts for which he or she has responsibility. In no instance would his or her compensation be affected by the amount of business done by such Funds with a BAC Trading Entity, except to the extent that the quality of trades with a BAC Trading Entity affects the investment performance of the Funds.

In summary, notwithstanding the fiduciary account investments in an Owned Fund, the Advisers will continue to operate independently of the BAC Trading Entities in performing portfolio management and execution services for the Funds, and the BAC Trading Entities will not have any influence over those services. Stated simply, Applicants believe that the fiduciary account investments in the Owned Funds will have no influence or bearing on an Adviser’s discharge of its duties to the Funds.

V.

Consolidation in the Financial Services Industry

A. The Impact of Consolidation

At the risk of understatement, significant consolidation has occurred in recent years in the banking and investment banking industries, blurring the line between the two industries (referred to herein, collectively, as the “financial services” industry) both conceptually and in practice. A 2005 article in the FDIC Banking Review asserted that “[o]ver the two decades 1984-2003, the structure of the U.S. banking industry indeed underwent an almost unprecedented transformation – one marked by a substantial decline in the number of commercial banks and savings institutions and by a growing concentration of industry assets among a few dozen extremely large financial institutions.”17 Consolidation in the financial services industry has continued from 2003, accelerating dramatically during the economic crisis that began in 2007 and highly likely to persist.

The continuing consolidation in the financial services industry (particularly in the broker-dealer segment of the industry) has resulted in a few major broker-dealers accounting for a large percentage of the market share of trading in various asset classes.18 In March 2008, The Bear Stearns Companies, Inc., the U.S.’s fifth largest investment bank, was acquired by JP Morgan

[17]	Kenneth D. Jones and Tim Critchfield, Consolidation in the U.S. Banking Industry: Is the “Long, Strange Trip” About to End?, 17 FDIC Banking Review 4, 31 (2005).
[18]

For example, mergers prior to 2008 involving the following companies reduced the number of firms dealing in money market instruments and certain other asset classes: BAC and FleetBoston; Wachovia and First Union; Deutsche Bank and Scudder Investments; Wachovia and Prudential Securities; J.P. Morgan Chase & Co. and Bank One; and Bank of New York and Mellon Financial Corporation.

Chase & Co. In September of that year, Lehman Brothers Holdings Inc. filed for Chapter 11 bankruptcy protection, and ML&Co. was acquired by BAC, reducing the number of major “pure” investment banks (broker-dealers) to two, The Goldman Sachs Group, Inc. and Morgan Stanley & Co. Incorporated. These companies subsequently registered as bank holding companies. In the fourth quarter of 2008, Wachovia Corporation was acquired by former competitor Wells Fargo & Company, and Barclays Bank, PLC agreed to purchase certain core capital markets businesses of Lehman Brothers. In short, the broker-dealer industry is dramatically more concentrated than it was a few years ago.

B. Consolidation has Increased Applicants’ Need for Relief

Prohibiting the Funds from engaging in the Transactions with the BAC Trading Entities would be unnecessarily detrimental to the ongoing interests of Fund shareholders by limiting the Funds’ access to important trading counterparties that have very significant market share, particularly, contextually, with respect to fixed-income instruments. The significant decline in the number of broker-dealers and banks trading in the fixed-income instruments in which the Funds seek to invest and the increasing significance of the few remaining institutions amply demonstrate the importance to the Funds of their relationships with such entities, including the BAC Trading Entities.

Although the LT Columbia Funds were prohibited from engaging in transactions with the BAC Trading Entities prior to the Columbia Sale absent applicable exemptive/no-action relief,19 the BAC Trading Entities had been a significant trading partner for the Legacy RiverSource Funds. From January 1, 2010 to April 30, 2010, the BAC Trading Entities served as a counterparty for a significant portion of the Legacy RiverSource Funds’ transactions in fixed-income instruments, including with respect to the following categories of fixed-income instruments (percent of total trading volume in parenthesis): short-term, fixed-income securities (17%); loans (25%); and municipal securities (15%).

Prohibiting the Funds from engaging in Transactions with the BAC Trading Entities unnecessarily reduces the opportunities available to the Funds to obtain competitive pricing and execution and to access the markets for particular fixed-income instruments that are available from only a few dealers. Preventing the Funds from trading with the BAC Trading Entities also

[19]	See supra note 12 and surrounding text.

materially limits the ability of the Funds to obtain the best pricing, terms and quality of service available in the market. For example, the BAC Trading Entities have significant industry-wide market shares in various types of fixed-income instruments. The BAC Trading Entities have been, and are expected to be, increasingly important counterparties for the Funds because of their substantial market presence and the quality of execution provided, including, particularly, market liquidity. Moreover, of critical importance, other dealers available to the Funds may be less inclined to provide competitive pricing or favorable terms if they know that the Funds’ choices of a dealer are limited.

In 2009, the BAC Trading Entities were the top-ranked dealers, in terms of market share, in the following categories of fixed-income instruments (percent of total trading market share in parentheses): short-term, fixed-income securities (25.5%); residential mortgage-backed securities (16.5%); agency securities (15.1%); and commercial mortgage-backed securities (17.4%).20 The BAC Trading Entities were the top-ranked underwriters in the following categories of fixed-income instruments (percent of total underwriting market share, where available, in parentheses): U.S. leveraged loans (22.0%); residential mortgage-backed securities (16.0%); commercial mortgage-backed securities (45.8%); short-term, fixed-income securities (16.8%); and U.S. commercial paper.21 In addition, the BAC Trading Entities were the second or third-ranked dealers or underwriters in the following categories of fixed-income instruments (percent of total market share, rank in parentheses): high-yield corporate credit (underwriter 15.7%, 2); investment grade-credit (underwriter 13.0%, 3; dealer 13.6%, 2); collateralized mortgage obligations (underwriter 13.7%, 2; dealer 11.9%, 3); asset-backed securities (underwriter 18.2% based on top 10 underwriters, 2; dealer 14.8%, 2); and municipal securities (underwriter 13.6%, 2).22

In 2010, the BAC Trading Entities were the top-ranked dealers, in terms of market share, in the following categories of fixed-income instruments (percent of total trading market share in parentheses): short-term, fixed income securities (18.6%); collateralized mortgage obligations (15.7%); and commercial mortgage-backed securities (14.6%).23 The BAC Trading Entities

[20]	Greenwich Associates.
[21]	Bank of America Merrill Lynch - Global Markets.
[22]	Underwriter data – Bank of America Merrill Lynch - Global Markets; dealer data – Greenwich Associates.
[23]	Greenwich Associates.

were the top-ranked underwriters in the following categories of fixed-income instruments (percent of total underwriting market share, where available, in parentheses): U.S. leveraged loans (20.8%); residential mortgage-backed securities (17.6%); collateralized mortgage obligations (16.1%); and U.S. commercial paper.24 The BAC Trading Entities were the second or third-ranked dealers or underwriters in the following categories of fixed-income instruments (percent of total market share, rank in parentheses): high-yield corporate credit (underwriter 13.6%, 2); loans (dealer 15.7%, 3); investment grade-credit (underwriter 11.0%, 2); commercial mortgage-backed securities (underwriter 18.2%, 3); asset-backed securities (underwriter 18.8%, 2; dealer 15.9%, 2); and municipal securities (underwriter 13.4%, 2; dealer 14.7%, 3).25

In 2011, the BAC Trading Entities were the top-ranked dealers, in terms of market share, in the following categories of fixed-income instruments (percent of total trading market share in parentheses): loans (17.9%); commercial mortgage-backed securities (11.9%); and short-term, fixed-income securities (16.3%).26 The BAC Trading Entities were the top-ranked underwriters in the following categories of fixed-income instruments (percent of total underwriting market share in parentheses): investment grade-credit (11.8%); U.S. leveraged loans (23.3%); residential mortgage-backed securities (16.1%); asset-backed securities (15.3%); and U.S. commercial paper (56% of commercial paper programs).27 The BAC Trading Entities were the second or third-ranked dealers or underwriters in the following categories of fixed-income instruments (percent of total market share, rank in parentheses): high-yield corporate credit (underwriter 18.7%, 2; dealer 14.2, 2); investment grade-credit (dealer 12.2%, 2); collateralized mortgage obligations (underwriter 10.5%, 3; dealer 11.6%, 3); asset-backed securities (dealer 12.8%, 3); and municipal securities (underwriter 12.7%, 2; dealer 12.5%, 3).28

These statistics relating to the BAC Trading Entities’ collective market share, and the Legacy RiverSource Funds’ trading activity with the BAC Trading Entities in certain fixed-instruments, are reflective of the industry consolidation and graphically underscore the compelling need for the Funds to have the BAC Trading Entities available as trading counterparties.

[24]	Bank of America Merrill Lynch - Global Markets.
[25]	Underwriter data – Bank of America Merrill Lynch - Global Markets; dealer data – Greenwich Associates.
[26]	Greenwich Associates.
[27]	Bank of America Merrill Lynch - Global Markets.
[28]	Underwriter data – Bank of America Merrill Lynch - Global Markets; dealer data – Greenwich Associates.

Due to the absence of a centralized reporting mechanism for completed transactions, the precise impact of not having access to trading counterparties of this importance is difficult to measure. Specifically, fixed-income markets are often subject to limited transparency, which, in turn, limits an investment adviser’s ability to measure best execution on a trade-by-trade basis.29 However, it has been (and is expected to be) frequently the case that only a limited number of dealers, including the BAC Trading Entities, have had the ability to trade with a Fund in a particular fixed-income instrument in the quantities sought by the Fund at a given time. Because the BAC Trading Entities are major participants in the fixed-income instruments markets, as described above, a Fund’s inability to trade with each BAC Trading Entity would impair the Fund’s ability to trade in a particular fixed-income instrument, at the time and in the quantities needed by the Fund, where the relevant BAC Trading Entity is one of the few dealers willing or able to trade in such fixed-income instrument at such time and in such quantities. Therefore, precluding a Fund from trading with a BAC Trading Entity may harm the Fund by, among other things, preventing it from obtaining the best pricing, terms and quality of services otherwise available in the market. Finally, the rapid pace of consolidation in the financial services industry over the past several years potentially portends more consolidation, which could even further increase the need for the Funds to trade with the BAC Trading Entities, as such entities could be among the few remaining major financial institutions able to provide competitive pricing and high-quality service for the Transactions.

VI.

The Transactions

The Funds have a variety of investment objectives, but each may to a greater or lesser degree invest a portion of its assets in fixed-income instruments. The secondary market for fixed-income instruments is typically a dealer market in which trades are effected on a principal basis. New issues of fixed-income instruments are typically offered in underwritten or private placement transactions. As noted above, prior to the Columbia Sale, the Legacy RiverSource Funds engaged extensively in transactions with the BAC Trading Entities. Various Legacy

[29]	See Best Execution Guidelines for Fixed-Income Securities, Securities Industry and Financial Markets Association, Asset Management Group (September 2008).

RiverSource Funds relied heavily on the BAC Trading Entities for a host of different fixed-income transactions. If the Order is granted, the Funds expect to engage in a wide array of Transactions with the BAC Trading Entities. These Transactions include, among others, (i) the purchase by a Fund of fixed-income instruments from, or the sales of fixed-income instruments to, a BAC Trading Entity, in transactions in which the BAC Trading Entity is acting as a principal and (ii) the purchase by a Fund of fixed-income instruments in an underwritten offering in which a BAC Trading Entity is a manager or member of the underwriting syndicate, and where a Fund purchases underwritten fixed-income instruments from the BAC Trading Entity.

If the BAC Trading Entities are considered to be first-tier affiliates or second-tier affiliates of a Fund, a Transaction would potentially violate Section 17(a) of the Act. The inability of the Funds to execute Transactions with the BAC Trading Entities would impose an unnecessary hardship on the Funds, including those Legacy RiverSource Funds that could deal freely with BAC Trading Entities prior to the Columbia Sale.

VII.

Relevant Provisions and Relief Requested

A. Relevant Provisions

(i)	Section 2(a)(3)

Despite the Non-Voting Undertaking, as a result of fiduciary account investments in the Owned Funds, each BAC Trading Entity could arguably be deemed to be a first-tier or a second-tier affiliate of an Owned Fund within the meaning of Section 2(a)(3) of the Act. Section 2(a)(3) of the Act, in relevant part, defines “affiliated person” of another person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned by, controlled, or held with power to vote, by such person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such person is an investment company, any investment adviser thereof . . . .

Section 2(a)(9) of the Act, in relevant part, defines “control” as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.” The section adds:

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Pursuant to Sections 2(a)(3) and 2(a)(9), the determination of whether a person is an affiliated person of another or whether a person presumptively controls another depends, among other things, on whether that person owns, controls or holds with power to vote, or beneficially owns, “voting securities” of the other. Section 2(a)(42) defines a “voting security,” in relevant part, to mean “a security presently entitling the owner or holder thereof to vote for the election of directors of a company.”30

Because of the Non-Voting Undertaking, BANA (US Trust) will not exercise voting power with respect to shares that constitute five percent or more of any Fund’s total outstanding voting securities, including in connection with the election of directors/trustees.

Nevertheless, a BAC Trading Entity arguably could be deemed to be a first-tier affiliate or a second-tier affiliate of a 5% Fund insofar as fiduciary account investments of five percent or more of an Owned Fund’s outstanding voting securities could cause BANA (US Trust) to be viewed as owning, controlling or holding with power to vote “voting securities,” though Applicants, as indicated above, do not believe that this should be the conclusion. Assuming that these fiduciary account investments do give rise to such ownership, control or holding with the power to vote and the securities held by BANA (US Trust) constitute “voting securities”, BANA (US Trust) would be deemed to be a first-tier affiliate of the 5% Fund by virtue of Section

[30]	Under the Act, the term “director” includes any director of a corporation or any person performing similar functions with respect to any organization. See Section 2(a)(12) of the Act.

2(a)(3)(A) of the Act. As first-tier affiliates of the BAC Affiliate that are under the common control of BAC pursuant to Section 2(a)(3)(C), the BAC Trading Entities (except for BANA (Dealer Unit)) would then be deemed to be second-tier affiliates of the 5% Fund. BANA (Dealer Unit), on the other hand, could be deemed to be a first-tier affiliate of the 5% Fund as a result of a conclusion that BANA (US Trust) is a first-tier affiliate of the 5% Fund, though again, Applicants do not concede that fiduciary account investments should lead to such a conclusion.

A BAC Trading Entity could arguably be deemed to be a first-tier affiliate of a 25% Fund and a second-tier affiliate of the Other Funds. This conclusion could be reached if it is determined that the fiduciary account investments cause BANA (US Trust) to be viewed as “beneficially owning” greater than twenty-five percent of the 25% Fund’s total outstanding voting securities, though Applicants do not believe that this should be the determination. If this determination is reached, the Owned Fund could be presumed to be under the control of BANA (US Trust), and both, in turn, could be presumed to be under the control of BAC. As wholly owned subsidiaries of BAC, the BAC Trading Entities may also be presumed to be under the control of BAC. Accordingly, the 25% Fund and the BAC Trading Entities could be presumed to be under the common control of BAC and first-tier affiliates of each other. If the 25% Fund and the Other Funds are deemed to be under the control of their respective Adviser(s), then the 25% Fund and the Other Funds could be deemed to be first-tier affiliates of each other by virtue of being under the common control of their Adviser. Therefore, if the BAC Trading Entities are deemed to be first-tier affiliates of the 25% Fund, they could be deemed to be second-tier affiliates of the Other Funds.

(ii)	Section 17(a)

Section 17(a) of the Act, among other things, prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from selling to or purchasing from such registered company any security or other property and from borrowing money or other property from such investment company.

The primary purpose of Section 17(a) is to prevent a person with the power to control an investment company from essentially engaging in self-dealing, to the detriment of the investment company’s shareholders.31 In that regard, Section 1(b)(2) of the Act declares that it is against the public interest and the interest of investors when:

[31]	See, e.g., S. Rep. No. 1775, 76th Cong. 3d Sess. 6 (1940).

investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, in the interest of underwriters, brokers, or dealers, in the interest of special classes of their security holders, or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders . . . .

When the person acting on behalf of an investment company has no direct or indirect pecuniary interest in a party to a principal transaction, then the abuses that Section 17(a) is designed to prevent are not present. Applicants submit that, as is discussed in section VIII below, no risk of self-dealing would present itself in any Transaction, as the BAC Trading Entities will have no influence over portfolio decisions by the Advisers, and the Advisers would receive no unfair pecuniary advantage from the Funds’ engaging in the Transactions with any BAC Trading Entity.

B. Authority for the Order

Section 17(b) of the Act permits any person to file an application for an order of the Commission exempting a proposed transaction of the applicant from the provisions of Section 17(a). Such applications are to be granted by the Commission if evidence establishes that:

(1)	the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)	the proposed transaction is consistent with the policy of each registered investment company concerned . . .; and

(3)	the proposed transaction is consistent with the general purposes of [the Act].

Section 6(c) of the Act, in relevant part, authorizes the Commission to exempt any person or transaction, or any class or classes of persons or transactions, from any provision or provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provision of the Act. Relief is being requested pursuant to Section 6(c), as well as Section 17(b) because, among other things, the Order would cover certain classes of transactions.

C. Relief Requested

Any Transaction involving a Fund and a BAC Trading Entity that is a first-tier affiliate or a second-tier affiliate thereof, would be subject to Section 17(a) of the Act where it is deemed to constitute a principal transaction between them.

The inability of such a Fund to execute Transactions with the BAC Trading Entities would significantly limit the universe of broker-dealer and bank trading counterparties available to the Fund. Prohibiting the Funds, including the Legacy RiverSource Funds that were able to trade with the BAC Trading Entities prior to the Columbia Sale, from engaging in the Transactions with the BAC Trading Entities would become increasingly detrimental to the ongoing interests of Fund shareholders by limiting the Funds’ access to important trading counterparties that have very significant collective market shares in many of the types of instruments that the Funds purchase.

In order to permit the Funds to be managed as effectively as possible, Applicants seek relief from the provisions of Section 17(a) of the Act.32 Applicants request an Order, pursuant to Sections 6(c) and 17(b) of the Act exempting Transactions entered into in the ordinary course of business by a Fund with the BAC Trading Entities under the circumstances described herein from the provisions of Section 17(a) of the Act permitting the Transactions described above. The Order would be available only where the BAC Trading Entity is deemed to be a first-tier or a second-tier affiliate of a Fund solely by reason of fiduciary account investments in the voting securities of an Owned Fund.

VIII.

Rationale for Relief

If Applicants are not granted the relief requested herein, it will have the anomalous result of denying the Funds and their shareholders the greatest potential opportunity for obtaining the best price and execution of transactions for the Funds. Applicants submit that the policies which

[32]	As noted above, Applicants are not seeking relief from the provisions of Section 10(f), Section 17(e) or Section 17(d) of the Act or Rule 17d-1 thereunder.

Section 17(a) of the Act were meant to further are not implicated here because BAC and the BAC Trading Entities, given the remoteness of their relationships to the Funds, are not able to cause a Fund to enter into a Transaction or otherwise influence portfolio decisions by the Advisers on behalf of the Funds. As a result, no BAC Trading Entity is in a position to engage in self-dealing or otherwise cause any of the relevant Funds to enter into Transactions that are not in the best interests of its shareholders. Moreover, there are effective, existing separation and information barriers between the Advisers and the Funds on the one hand and the BAC Trading Entities on the other. This separation is further buttressed by the Non-Voting Undertaking.

Applicants also submit that the carefully circumscribed circumstances under which the Transactions would be conducted, including in particular the proposed conditions for the Order, amply satisfy the statutory standards for relief. The proposed conditions will be of two general types, and are reflected in the proposed conditions for the Order. Applicants refer to the first type of conditions as “structural”; they are intended to assure that the Advisers and the Funds continue to operate independently of, and free of any undue influence by, BAC and the BAC Trading Entities.

Applicants refer to the second type of conditions as “transactional” conditions. Those conditions are designed to assure that the terms of the individual transactions are fair from the perspective of the Funds. At the outset, the conditions require each Fund’s Board, including a majority of its disinterested directors or trustees, as applicable, to approve, and the Fund to implement, procedures governing all Transactions pursuant to the Order.33 Pursuant to such procedures, among other things, the Transactions will be subject to ongoing review by each Fund’s Chief Compliance Officer, and will be reviewed by its Board, including a majority of the disinterested directors/trustees, on a quarterly basis. The Fund’s Adviser will provide a report to the Board, subject to review and approval by the Fund’s Chief Compliance Officer, that will indicate that the conditions of the Order have been satisfied and, to the extent there have been any significant changes in the volume, type or terms of such transactions between the relevant Fund and BAC Trading Entity, the reasons for these changes, and a determination that such changes are appropriate. Such reasons might include, as an example, an increase in the volume of transactions involving fixed-income instruments due to interest rate changes or a change in the

[33]

In this regard, each Fund’s Adviser will have appropriate oversight procedures covering any Transactions executed by a Sub-Adviser in reliance on the Order. Moreover, any Sub-Adviser relying on the Order will only be able to do so if it complies with the applicable terms and conditions of the Order.

number of dealers in a fixed-income instrument, or changes in the number and/or type of issuers for the securities of which the BAC Trading Entity acts as underwriter or dealer. The Board will review this report and annually consider whether the level of Transactions with BAC Trading Entities is appropriate, based on such factors as the Board believes are relevant, including the BAC Trading Entities’ collective market share in the categories of fixed-income instruments described herein, and whether it is appropriate to continue to engage in Transactions. Further, the Advisers must adhere to a “best execution” standard. In the case of each Transaction, the relevant Adviser will make a determination that such Transaction is consistent with the investment objectives of the relevant Fund and in the best interests of such Fund’s shareholders. The conditions also require price quotes from unaffiliated sources to assure fairness of price. Particular types of Transactions will be subject to additional controls, as described in section X(B) below, in order to ensure that such Transactions are not entered into on terms disadvantageous to the Funds.

(i)	The Transactions are Reasonable and Fair and Do Not Involve the Risk of Overreaching

The independence of the BAC Trading Entities from the Advisers and other Ameriprise Affiliates demonstrates that no risk of overreaching or self-dealing by the BAC Trading Entity would be present if the Funds and the BAC Trading Entity engaged in the Transactions. Ameriprise and BAC will continue to operate as independent companies; the BAC Trading Entities will operate independently of the Advisers and all Ameriprise Affiliates, and vice versa. As a condition to the relief requested by this Application, none of BAC or the BAC Trading Entities will control (within the meaning of Section 2(a)(9) of the Act), directly or indirectly, the Advisers or any principal underwriter or promoter for the Funds. In this regard, pursuant to the Non-Voting Undertaking, BANA (US Trust) will not exercise its voting authority with respect to those shares that constitute five percent or more of any Fund’s total outstanding voting securities, including in connection with the election of directors/trustees.

Moreover, as described above, BAC and BANA (US Trust) could potentially be affiliated with the Funds solely by reason of the fiduciary account investments in the Owned Funds, but neither will, in any event, exercise control over a Fund. The relief sought hereunder will not be available where a BAC Trading Entity is a first-tier affiliate or a second-tier affiliate of a Fund for other reasons. Further, there is not, and will not be, any express or implied understanding between Ameriprise and BAC, the BAC Trading Entities or any Adviser that the Adviser will cause a Fund to enter into Transactions or give preference to a BAC Trading Entity in effecting such Transactions between the Fund and the BAC Trading Entity.

The BAC Trading Entities and the Advisers have and will continue to have their own separate officers and employees, each has been and will continue to be separately capitalized and each has maintained and will continue to maintain its own separate books and records and be physically separate from the other. Thus, the Advisers will have no economic incentive to place orders with a BAC Trading Entity unless it is in a Fund’s best interests to do so. In sum, the fiduciary account investments in an Owned Fund will not have any effect on the operations of the Advisers or influence the decisions of the Advisers on behalf of the Funds to engage in Transactions with the BAC Trading Entities.

Moreover, personnel of the Advisers will be compensated based on the performance of the Funds managed by them, and the profitability of the Advisers will not be impacted in any way by the profitability of the BAC Trading Entities.

(ii)	The Order Would be Appropriate in the Public Interest and Consistent with the Policies of the Funds

Prohibiting the Funds from engaging in Transactions with the BAC Trading Entities can harm the interests of the shareholders of the Funds by preventing the Adviser from investing and trading in a way that is most beneficial to the shareholders. Given that the Transactions do not involve the threat of overreaching, it would be contrary to the interests of the Funds’ shareholders to prohibit them.

The BAC Trading Entities are market leaders in transactions involving a wide variety of asset classes including, most particularly, contextually, many of the types of fixed-income instruments that are covered by this Application. Further, consolidation in the financial services industry has forced funds and their advisers to increasingly trade with a more limited number of transaction counterparties. Prohibiting the Transactions would significantly narrow this universe and potentially impair the ability to diversify and to achieve favorable terms, price and execution, resulting in potential harm to shareholders of the Funds. Permitting the Transactions that would be prohibited or restricted by Section 17 of the Act would enable the Legacy

RiverSource Funds to resume engaging in transactions with the same universe of securities dealers as prior to the Columbia Sale. It also would allow all the Funds the opportunity to achieve access to potentially better transaction terms and portfolio diversification and liquidity than if relief were not granted. As noted earlier, each of the Funds that would rely on the Order may engage in transactions in fixed-income instruments and, consequently, granting the Order would further the policies of the Funds.

(iii)	The Transactions Are Consistent With the Purposes of the Act and the Protection of Investors

As noted above, the independence of the respective businesses of Ameriprise and BAC generally will provide substantial protection to investors, and Transactions will be conducted on essentially the same arm’s-length basis as existed for certain Funds prior to the closing of the Columbia Sale. Moreover, the Advisers and the Funds will adopt and monitor procedures designed to ensure that the terms of particular Transactions with the BAC Trading Entities are fair and reasonable and do not involve overreaching. For example, before a Fund and a BAC Trading Entity enter into any principal transaction, the Adviser or Sub-Adviser will obtain competitive quotations for the same instruments (or in the case of instruments for which quotations for the same instruments are not available, competitive quotations for Comparable Instruments)34 from at least two other unaffiliated dealers that are in a position to quote competitive prices, except that if, after reasonable efforts by the Adviser or Sub-Adviser, quotations are unavailable from two such dealers, only one other competitive quotation would be required.35 For each such Transaction, the Adviser or Sub-Adviser will determine, based upon the information reasonably available to the Fund and the Adviser or Sub-Adviser, as applicable, and deemed relevant by it, that the price available from the BAC Trading Entity is at least as favorable as that available from other sources. In addition, each Fund’s Board, including a majority of its disinterested directors/trustees (“Necessary Majority”), will approve, and the Fund will implement, procedures governing all Transactions, including principal transactions between

[34]

The term “Comparable Instruments” refers to instruments with substantially identical maturities, credit risk and repayment terms (including floating or fixed-rate coupons, attached options, or any other provisions that affect the expected size or timing of the payments from the instruments) as the instruments to be purchased or sold.

[35]	There are various scenarios in which quotations from two such dealers might not be available. For example, a BAC Trading Entity could own an inventory in a security with a limited issuance or float.

the applicable BAC Trading Entity and the Funds. In this regard, as discussed above, the Board will exercise substantial oversight of all Transactions. Furthermore, any commission, fee, spread, or other remuneration to be received by the BAC Trading Entities must be reasonable and fair36 compared to the commission, fee, spread, or other remuneration received by others in connection with comparable transactions involving similar instruments being purchased or sold during a comparable period of time.

IX.

Precedent

Applicants have carefully considered the relevant exemptive order precedents and submit that the various factors and policy considerations that supported the Commission’s grant of relief from Section 17(a) of the Act in Morgan Stanley Investment Management, Inc., et al. (“Morgan Stanley”), Investment Company Act Release Nos. 28941 (Oct. 6, 2009) (notice) and 28986 (Oct. 29, 2009) (order) and Keeper Holdings, LLC, et al. (“Keeper”), Investment Company Act Release Nos. 25145 (Aug. 29, 2001) (notice) and 25171 (Sept. 25, 2001) (order), are particularly apposite to Applicants’ request for relief. Morgan Stanley and Keeper are among the most akin to Applicants’ situation in terms of the degree of remoteness of the potential affiliations involved and scope of relief (particularly in Morgan Stanley). Moreover, having been granted in late 2009, Morgan Stanley is the only order that has so far addressed the need to afford broad-based exemptive relief to funds in the face of the unprecedented consolidation in the financial services/broker-dealer industry that has occurred in recent years. Morgan Stanley addressed a very similar context to the trading dilemma that confronts the Funds and accordingly is illustrative of the type of relief that is appropriate in such context.

In Morgan Stanley and Keeper, the Commission provided relief permitting affiliated transactions between two entities that were second-tier affiliates solely by virtue of a joint venture between the parent companies of each such entity (or its adviser). Similar to the facts involved with this Application, the entities were not able to vote five percent or more of any fund’s shares in the election of directors/trustees of such fund (pursuant to the Non-Voting Undertaking, BANA (US Trust) will delegate all such voting authority with respect to the

[36]	All Transactions subject to Section 17(e)(2) of the Act will meet the requirements of such Section as well as any other applicable requirements.

Funds). Thus, there was arguably no ability to influence the independent oversight by the board of directors/trustees of the funds. Unlike the facts presented with this Application, however, the entities involved that could be deemed to control the funds involved did not delegate their voting authority or ability to appoint directors to the joint venture. The SEC staff has provided Section 17(a) no-action relief to affiliated fund shareholders when those shareholders placed similar restrictions on their ability to vote preferred shares.37

Regardless of whether BANA (US Trust) is deemed to own, control or hold five percent or more of the “voting securities” of any Fund , the potential affiliations involved in this Application largely involve second-tier affiliations with limited exceptions, similar to Morgan Stanley and Keeper. Such potential affiliations arise solely through ownership positions in otherwise unrelated entities and do not involve any control or other direct affiliation with the fund’s investment adviser.

The potential affiliations raised here are, in certain respects, even more attenuated than those involved in either Morgan Stanley or Keeper. Applicants have made the unqualified representation that neither BAC nor any BAC Affiliates control or will control (within the meaning of Section 2(a)(9) of the Act), directly or indirectly, Ameriprise or any of the Ameriprise Affiliates, as was made in Morgan Stanley and Keeper, and that neither BAC nor any BAC Affiliates will exercise, or attempt to exercise, control over any Fund. Moreover, any possible control of the Funds that could be presumed under these facts would arise solely because of fiduciary account investments. BANA (US Trust), which is responsible for the fiduciary accounts, is subject to substantial fiduciary federal and state requirements.38 Unlike the ownership interests in Morgan Stanley and Keeper, these affiliations arise, if at all, by reason of investments that involve no pecuniary interest of any of the BAC Affiliates and are held for the exclusive benefit of trust/fiduciary clients of BANA (US Trust). Moreover, as described above, neither BAC nor BANA (US Trust) will in any event be in a position to exercise control over a Fund.

[37]

See Davis Polk & Wardwell (pub. avail. Jan. 6, 2009) (providing relief from affiliation restrictions for a shareholder of a fund that adopted and implemented a policy delegating voting authority to an independent third party when such shareholder holds more than 25% of the outstanding preferred shares of the fund).

[38]

Importantly, these fiduciary duties require BANA (US Trust) to act solely in the interests of its fiduciary clients without regard to its own interests or the interests of any its affiliated persons. For example, BANA is subject to Regulation 9 (12 C.F.R. Part 9) issued by the Office of the Comptroller of the Currency. Regulation 9 requires, among other things, internal policies and procedures to address significant fiduciary activities relating to a fiduciary account, taking into account the provisions of the governing instrument and applicable law.

Furthermore, in the Morgan Stanley application, the applicants noted that Keeper contained far fewer and less burdensome conditions than American Century (described below); however, the Morgan Stanley applicants included conditions based on American Century (and certain other precedent) to establish fully shareholder protections corresponding to the exemption in the context of the nature and scope of the attenuated affiliation presented there. Applicants propose to impose substantially similar conditions to those imposed in Morgan Stanley and American Century, which were stricter than those in Keeper.

Applicants also refer the Commission to the order granted in American Century Companies, Inc., et al. (“American Century”), Investment Company Act Release Nos. 25449 (Mar, 1, 2002) (notice) and 25501 (Mar, 27, 2002) (order). In American Century, the Commission, in effect, determined that the risks of self-dealing and overreaching that Section 17 is designed to prevent were mitigated sufficiently in transactions between certain funds and certain broker-dealer entities, where the funds and the broker-dealer entities were affiliated solely by virtue of the interest of the parent company of the broker-dealer entities in the parent company of the funds’ advisers.

The applicants in Morgan Stanley, Keeper and American Century were able to avoid self-dealing and overreaching in large part due to the separation maintained between each entity desiring to engage in the relevant transactions and the implementation of procedures designed to prevent conflicts of interest. Similarly, as addressed above, the Advisers will operate independently of the BAC Trading Entities and Applicants have proposed conditions for relief that will ensure ample separation, prevent self-dealing and overreaching and avoid conflicts of interest. In addition, the affiliation between the broker-dealer entities and the advisers in American Century was more direct than the affiliations between the Funds and Advisers and the BAC Trading Entities created by the closing of the Columbia Sale and the fiduciary account investments in the Owned Funds. In American Century, the parent of the broker-dealer entities held a 45% economic interest (approximately 8.7% of the voting interests) in the parent of the advisers, which parent was controlled by the Stowers family. By contrast, the potential affiliation between the Funds, the Advisers and the BAC Trading Entities will result solely because of the fiduciary account investments in the Owned Funds and represent no ownership interest in the investment adviser.

Prior to Morgan Stanley, Keeper and American Century, there were several exemptive orders providing relief to certain “upstream” affiliates or their affiliated broker-dealers, which became affiliated with a fund solely through a five percent or greater investment in the fund’s outstanding voting securities. See, e.g., Countrywide Investment Trust, Investment Company Act Release Nos. 23383 (Aug. 11, 1998) (notice) and 23430 (Sept. 9, 1998) (order); State Street Bank and Trust Company, Investment Company Act Release Nos. 23109 (Apr. 13, 1998) (notice) and 23183 (order); AIM Equity Funds, Inc., Investment Company Act Release Nos. 22663 (May 15, 1997) (notice) and 22697 (June 10, 1997) (order); Alex, Brown Cash Reserve Fund, Inc., Investment Company Act Release Nos. 21342 (Sept. 8, 1995) (notice) and 21394 (Oct. 4, 1995) (order); Goldman Sachs Money Market Trust, Investment Company Act Release Nos. 21340 (Sept. 7, 1995) (notice) and 21390 (Oct. 3, 1995) (order); Lehman Brothers Institutional Funds Group Trust, Investment Company Act Release Nos. 20326 (May 31, 1994) (notice) and 20378 (June 28, 1994) (order); The Valiant Fund, Investment Company Act Release Nos. 20167 (Mar. 25, 1994) (notice) and 20259 (Apr. 28, 1994) (order); Daily Money Fund, Investment Company Act Release Nos. 19886 (Nov. 18, 1993) (notice) and 19953 (Dec. 14, 1993) (order); A.T. Ohio Tax-Free Money Fund, Investment Company Act Release Nos. 19737 (Sept. 28, 1993) (notice) and 19816 (Oct. 27, 1993) (order); Daily Money Fund, Investment Company Act Release Nos. 16996 (June 9, 1989) (notice) and 17057 (July 7, 1989) (order); A.T. Ohio Tax-Free Money Fund, Investment Company Act Release Nos. 16567 (Sept. 22, 1988) (notice) and 16602 (Oct. 19, 1988) (order); Alex Brown Cash Reserve Fund, Inc., Investment Company Act Release Nos. 14220 (Oct. 31, 1984) (notice) and 14259 (Nov. 30, 1984) (order); The Arch Fund, Inc., Investment Company Act Release Nos. 14016 (June 27, 1984) (notice) and 14064 (July 25, 1984) (order); AARP U.S. Government Money Market Trust, Investment Company Act Release Nos. 13308 (June 7, 1983) (notice) and 13378 (July 8, 1983) (order); Fidelity Fund, Inc., Investment Company Act Release Nos. 12851 (Nov. 24, 1982) (notice) and 12912 (Dec. 21, 1982) (order) (the “Upstream Affiliation Orders”). In certain respects, the facts presented in the Upstream Affiliation Orders are similar to the facts presented here in that the affiliations involved do not involve any affiliations between the broker-dealer entities and the advisers to the funds. Accordingly, there is an ephemeral appeal to view those orders as governing precedents. However, for the reasons discussed in this section IX, we believe that Morgan Stanley is far more apt as a guiding precedent.

First, the Upstream Affiliation Orders generally exempted transactions between funds and a potentially vast number of unnamed affiliated trading counterparties, including, for example, the top 50 banks in the United States. In contrast, Applicants submit that, because the Order would be available only for specified trading counterparties under common control with each other (the BAC Trading Entities), it is substantially more limited in scope and offers additional shareholder protections by virtue of having conditions imposed on each affiliate, which further enhances the separation and independence of each entity or unit involved.

Also, while the conditions in the Upstream Affiliation Orders generally limited an affiliate’s investment to less than 25% of the outstanding voting securities of a fund, there was no representation or condition that the affiliations involved were solely caused by account investments that are subject to the Non-Voting Undertaking and strict fiduciary requirements – these are fundamental distinctions. As part of the conditions, Applicants would limit the affiliations covered by the Order to those caused by fiduciary account investments.

Moreover, quite significantly, subsequent to the issuance of the Upstream Affiliation Orders in the 1980s and 1990s, the broker-dealer and banking industries have experienced unprecedented consolidation (as described in section V). The financial services world has changed quite dramatically since the 1980s and 1990s when the Upstream Affiliation Orders were granted. This metamorphosis and the resulting industry consolidation have exponentially increased the need for funds to have full access to the more limited cadre of broker-dealers available. This need has to be addressed even where attenuated affiliations could be deemed to exist, such as these here and in Morgan Stanley, provided that fund shareholders can be adequately protected, including through the imposition of the conditions of the type proposed below.

For reasons discussed above relating to the underlying purpose of Section 17(a) and the absence of the potential for self-dealing, Applicants submit that the policy considerations that supported the Commission’s issuances of other orders granting relief from Section 17(a) apply equally here, including: Banc of America Funds Trust, et al., Investment Company Act Release Nos. 28526 (Dec. 1, 2008) (notice) and 28573 (Dec. 29, 2008) (order); Morgan Stanley Investment Management Inc., et al., Investment Company Act Release Nos. 28125 (Jan.18,

2008) (notice) and 28150 (Feb. 13, 2008) (order); Lehman Brothers Asset Management LLC, et al., Investment Company Act Release Nos. 27920 (Aug. 1, 2007) (notice) and 27957 (Aug. 28, 2007) (order); J.P. Morgan Investment Management Inc., et al., Investment Company Act Release Nos. 26446 (May 10, 2004) (notice) and 26466 (June 8, 2004) (order); J.P. Morgan Fleming Asset Management (USA), Inc., et al., Investment Company Act Release Nos. 25574 (May 15, 2002) (notice) and 25608 (June 11, 2002) (order); Goldman Sachs Trust, et al., Investment Company Act Release Nos. 24834 (Jan. 23, 2001) and 24877 (Feb. 21, 2001) (order); and MONY Life Insurance Company, et al., Investment Company Act Release Nos. 24073 (Oct. 5, 1999) (notice) and 24120 (Nov. 2, 1999) (order). Applicants note that the Commission has granted relief in the above orders for transactions between funds and both first-tier affiliates and second-tier affiliates. While Applicants recognize that the scope of such orders was more limited in certain respects, the affiliation between the parties was also much more direct by virtue of affiliations between the broker-dealers and advisers. In contrast, there are no such affiliations presented here and Applicants request relief to engage in Transactions solely with persons who are not affiliated with a Fund’s investment adviser.

X.

Applicants’ Conditions

Applicants agree that the Order granting the requested relief will be subject to the following conditions:

A. Structural

(1) Neither BAC nor any BAC Affiliates will control any of the Advisers or principal underwriters or promoters for the Funds, directly or indirectly, within the meaning of Section 2(a)(9) of the Act, and neither BAC nor any BAC Affiliates will exercise, or attempt to exercise, control over any Fund. The Order will remain in effect only so long as Ameriprise, or another entity not controlling, controlled by or under common control with BAC, primarily controls the Advisers. In this regard, pursuant to the Non-Voting Undertaking, BANA (US Trust) will not exercise any voting authority that it possesses with respect to shares that constitute five percent or more of any Fund’s total outstanding voting securities. Instead, it will delegate to an independent third party that is not affiliated with either BAC or any BAC Affiliate the voting of such shares.

(2) Neither BAC nor any BAC Affiliates will directly or indirectly consult with Ameriprise or any Ameriprise Affiliate, including the Advisers, or any portfolio manager of the Advisers concerning purchase or sale Transactions, or the selection of a broker or dealer for any Transactions placed or to be placed on behalf of a Fund, or otherwise seek to influence the choice of broker or dealer for any Transaction by a Fund, other than in the normal course of sales activities of the same nature that are being carried out during the same time period with respect to unaffiliated institutional clients of the BAC Trading Entity, or that existed between the BAC Trading Entity and the Advisers, if any, prior to consummation of the Columbia Sale.

(3) No officer, director or employee of an Owned Fund will directly or indirectly seek to influence in any way the terms of any Transaction covered by the Order, other than in the normal course of investment activities of the same nature that are being carried out during the same time period with respect to unaffiliated broker-dealers, or that existed between the BAC Trading Entity and the Advisers, if any, prior to consummation of the Columbia Sale.

(4) The Advisers and each BAC Trading Entity are structured as separate organizations, with separate capitalization, separate books and records, and separate officers and employees, and are physically separated. Each BAC Trading Entity will adopt and implement policies that prohibit the BAC Trading Entity from (a) linking any approval or action relating to an Owned Fund to any action by any Fund or by an Adviser relating to any Fund, or (b) using the fiduciary account investments in an Owned Fund as a basis for seeking to persuade any Fund or the Advisers to engage in business with the BAC Trading Entity. The Funds have adopted policies designed to keep information about their holdings and transactions on a confidential basis, prior to any public disclosure, except in connection with the ordinary course of business as permitted by the portfolio holdings disclosure policies approved by the Funds’ directors/trustees and involving communications of the same nature as are being made during the same period to unaffiliated trading partners of the Funds. Pursuant to these policies, the Advisers will designate information regarding investment advisory and portfolio execution matters relating to the Funds as information that may not be communicated between the Owned Fund, on the one hand, and the BAC Trading Entity, on the other hand, prior to any public disclosure.

(5) Ameriprise and the Ameriprise Affiliates will not adopt any compensation scheme any component of which is based on the amount of business done by the Funds with a BAC Trading Entity except to the extent such business might affect indirectly the profits or losses of the Advisers. BAC and the BAC Affiliates will not adopt any compensation scheme any component of which is based on a factor that compensates employees for Transactions with the Funds differently than Transactions with unaffiliated counterparties.

(6) The Advisers and the BAC Trading Entities, with the assistance of their respective legal/compliance departments, will prepare guidelines for their respective personnel to make certain that Transactions effected pursuant to the Order comply with its conditions, and that the Advisers and the BAC Trading Entities maintain an arms-length relationship. The respective legal/compliance departments of the Advisers and the BAC Trading Entities will monitor periodically the activities of the Advisers and the BAC Trading Entities, respectively, to make certain that the conditions of the Order are met.

B. Transactional

With respect to each Transaction entered into or effected pursuant to the Order on behalf of a Fund:

(1) Each Fund’s Board, including the Necessary Majority, shall approve, and the Fund shall implement, procedures governing all Transactions pursuant to the Order and the Fund’s Board shall no less frequently than quarterly review all Transactions conducted pursuant to the Order and receive and review a report of those Transactions. Such report, which will be prepared by the Advisers and reviewed and approved by the Fund’s Chief Compliance Officer, will indicate for each Transaction that the conditions of the Order have been satisfied, and will include a discussion of any significant changes in the volume, type or terms of Transactions between the relevant Funds and the BAC Trading Entity, the reasons for these changes, and a determination that such changes are appropriate. In addition, the Board will annually consider (i) whether the level of Transactions with BAC Trading Entities is appropriate and (ii) whether continued reliance on the Order in any applicable category of fixed-income instruments is appropriate in light of the need of the Funds to have the BAC Trading Entities available as trading counterparties, as evidenced by, among other things, the aggregate market share of the BAC Trading Entities in each such category.

(2) For each Transaction, the Adviser or Sub-Adviser will adhere to a “best execution” standard and will consider only the interests of the Funds and will not take into account the impact of a Fund’s investment decision on the BAC Trading Entity. Before entering into any such Transaction, the Adviser or Sub-Adviser will determine that the Transaction is consistent with the investment objective(s) and policies of the Fund and is in the best interests of the Fund and its shareholders.

(3) Each Fund will (a) for so long as the Order is relied upon, maintain and preserve in an easily accessible place a written copy of the procedures and conditions (and any modifications thereto) that are described herein, and (b) maintain and preserve for a period of not less than six years from the end of the fiscal year in which any Transaction in which the Adviser or Sub-Adviser knows that both a BAC Trading Entity and a Fund directly or indirectly have an interest occurs, the first two years in an easily accessible place, a written record of each such Transaction setting forth a description of the security purchased or sold by the Fund, a description of the BAC Trading Entity’s interest or role in the Transaction, the terms of the Transaction, and the information or materials upon which the determination was made that each such Transaction was made in accordance with the procedures and conditions set forth herein.

(4) Except for Transactions involving repurchase agreements and variable rate demand notes, before any secondary market principal Transaction in fixed-income instruments is entered into between a Fund and a BAC Trading Entity, the Adviser or Sub-Adviser must obtain a competitive quotation for the same instruments (or in the case of instruments for which quotations for the same instruments are not available, a competitive quotation for Comparable Instruments) from at least two unaffiliated dealers that are in a position to quote favorable market prices, except that if, after reasonable efforts by the Adviser or Sub-Adviser, quotations are unavailable from two such dealers, only one other competitive quotation is required. For each such Transaction, the Adviser or Sub-Adviser will determine, based upon the quotations and such other relevant information reasonably available to the Adviser or Sub-Adviser, as applicable (such as available transaction prices and any other information regarding the value of the instruments), that the price available from the BAC Trading Entity is at least as favorable as that available from other sources.

(a) Repurchase Agreements. With respect to Transactions involving repurchase agreements, a Fund will enter into such agreements only where the Adviser or Sub-Adviser has determined, based upon information reasonably available to the Adviser or Sub-Adviser, as applicable, that the income to be earned from the repurchase agreement is at least equal to that available from other sources. Before any repurchase agreements are entered into pursuant to the Order, the Fund or the Adviser or Sub-Adviser, as applicable, must obtain competitive quotations from at least two unaffiliated dealers with respect to repurchase agreements comparable to the type of repurchase agreement involved, except that if, after reasonable efforts by the Adviser or Sub-Adviser, quotations are unavailable from two such dealers, only one other competitive quotation is required.

(b) Variable Rate Demand Notes. With respect to each Transaction involving variable rate demand notes for which dealer quotes are not ordinarily available, a Fund will only undertake purchases and sales where the Adviser or Sub-Adviser has determined, based on relevant information reasonably available to the Adviser or Sub-Adviser, as applicable, that the income earned from the variable rate demand note is at least equal to that of variable rate demand notes of comparable quality that are available from other sources.

(5) With respect to instruments offered in a primary market underwritten, or other primary market, Transaction, the Fund will undertake such purchase from a BAC Trading Entity only where the Adviser or Sub-Adviser has determined, based upon relevant information reasonably available to the Adviser or Sub-Adviser, as applicable, that the instruments will be purchased at a price that is not more than the price paid by each other purchaser of the instruments from, as relevant, the BAC Trading Entity or other members of an underwriting syndicate in that offering or in any concurrent offering of instruments, and on the same terms as such other purchasers (except in the case of an offering conducted under the laws of a country other than the United States, for any rights to purchase that are required by law to be granted to existing holders of the issuer). If no information regarding concurrent purchasers of the instruments is reasonably available to the Adviser or Sub-Adviser, the Fund may undertake such purchase from a BAC Trading Entity when the Adviser or Sub-Adviser has determined, based upon information reasonably available to the Adviser or Sub-Adviser, as applicable, that the yield on the instruments to be purchased is at least equal to that available on Comparable Instruments from other sources at that time.

(6) The commission, fee, spread, or other remuneration to be received by the BAC Trading Entities must be reasonable and fair compared to the commission, fee, spread, or other remuneration received by others in connection with comparable transactions involving similar instruments being purchased or sold during a comparable period of time.

XI.

Conclusion

Applicants submit that the Transactions described in this Application satisfy the standards of Sections 6(c) and 17(b) of the Act. There is no danger of overreaching or self-dealing by a BAC Trading Entity in connection with a Transaction, and there will be no conflict of interest associated with an Adviser’s or Sub-Adviser’s decision to engage in a Transaction with a BAC Trading Entity on behalf of a Fund. Moreover, the Order is consistent with the policies of the Funds and the protection of investors, as the Advisers and Sub-Advisers will manage the Funds in accordance with the policies and investment objectives of the Funds and without any influence by the BAC Trading Entities. Finally, permitting the Transactions is appropriate in the public interest and consistent with general purposes of the Act because the ability to engage in Transactions increases the likelihood of a Fund obtaining the best pricing, terms and quality of service otherwise available in the market in such transactions and results in none of the abuses that the Act was designed to prevent.39

Based upon the foregoing, Applicants respectfully submit that it is appropriate in the public interest and consistent with the protection of investors and the purposes and policies underlying the Act to issue an Order pursuant to Sections 6(c) and 17(b) of the Act exempting Transactions from the provisions of Section 17(a) of the Act.

[39]	See Section 1(b)(2) of the Act, supra.

XII.

Procedural Matters

Pursuant to Rule 0-2(f) under the Act, Applicants state that written or oral communications regarding this Application should be directed to the names and addresses indicated on the cover page of this Application.

The address of each Applicant is as follows: The principal offices of CMIA and the Funds advised by CMIA are currently located at 225 Franklin Street, Boston, Massachusetts 02110, with the exception of Ameriprise Certificate Company, which maintains its principal offices at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. The principal offices of CWAM and each of the Funds advised by CWAM are currently located at 227 West Monroe, Suite 3000, Chicago, Illinois 60606. The principal office of Ameriprise is currently located at Ameriprise Financial Center, Minneapolis, Minnesota 55474. The principal offices of the BAC Trading Entities and BAC are currently located at Bank of America Tower, One Bryant Park, New York, New York 10036 and 100 North Tryon Street, Charlotte, North Carolina 28202.

Applicants desire that the Commission issue the Order pursuant to Rule 0-5 under the Act without conducting a hearing.

All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application. Each person signing the Application is fully authorized to do so. The verifications on behalf of each Applicant required by Rule 0-2(d) are attached hereto as Exhibits A-1 to A-7. Pursuant to Rule 0-2(c)(2) of the Act, each Applicant, other than BAC and Columbia ETF Trust I, hereby represents that the authorizations described in the original application of Applicants, filed June 1, 2012 (the “Original Application”) to file the Original Application and any further amendments thereto, is applicable to the undersigned and that such authorization still remains in effect. BAC and Columbia ETF Trust I represent that the authorizations described in the amended and restated application, filed on October 3, 2012, to join the Application are applicable to the undersigned and still remain in effect.

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The parties have executed this Application in one or more counterparts.

Signed on behalf of each of the Funds listed in Schedule A

Date: November 27, 2012	By:	/s/ Scott R. Plummer
	Name:	Scott R. Plummer
	Title:	Senior Vice President, Chief Legal Officer and Assistant Secretary

AMERIPRISE CERTIFICATE COMPANY

Date: November 27, 2012	By:	/s/ Scott R. Plummer
	Name:	Scott R. Plummer
	Title:	Secretary

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

Date: November 27, 2012	By:	/s/ Scott R. Plummer
	Name:	Scott R. Plummer
	Title:	Senior Vice President, Chief Legal Officer and Assistant Secretary

COLUMBIA ACORN TRUST

Date: November 27, 2012	By:	/s/ Bruce H. Lauer
	Name:	Bruce H. Lauer
	Title:	Vice President

WANGER ADVISORS TRUST

Date: November 27, 2012	By:	/s/ Bruce H. Lauer
	Name:	Bruce H. Lauer
	Title:	Vice President

COLUMBIA WANGER ASSET MANAGEMENT, LLC

Date: November 27, 2012	By:	/s/ Bruce H. Lauer
	Name:	Bruce H. Lauer
	Title:	Chief Financial Officer, Chief Operating Officer and Treasurer

BANK OF AMERICA CORPORATION

Date: November 27, 2012	By:	/s/ Edward P. O’Keefe
	Name:	Edward P. O’Keefe
	Title:	Deputy General Counsel

BANK OF AMERICA, N.A.

Date: November 27, 2012	By:	/s/ Miceal Chamberlain
	Name:	Miceal Chamberlain
	Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Date: November 27, 2012	By:	/s/ Miceal Chamberlain
	Name:	Miceal Chamberlain
	Title:	Managing Director

Schedule A

Columbia ETF Trust

Columbia ETF Trust I

Columbia Funds Master Investment Trust, LLC

Columbia Funds Series Trust

Columbia Funds Series Trust I

Columbia Funds Series Trust II

Columbia Funds Variable Insurance Trust

Columbia Funds Variable Insurance Trust I

Columbia Funds Variable Series Trust II

Columbia Seligman Premium Technology Growth Fund, Inc.

Tri-Continental Corporation

Schedule B

Columbia Acorn Trust

Wanger Advisors Trust

Schedule C

Merrill Lynch Capital Services

Merrill Lynch Commodities Inc.

Merrill Lynch Financial Markets

Merrill Lynch Credit Products, LLC

Banc of America Credit Products, Inc.

Merrill Lynch International

Merrill Lynch International Bank Ltd.

Bank of America N.A. London Branch

Banc of America Securities Ltd.

Merrill Lynch Commodities (Europe) Limited

Merrill Lynch Argentina S.A.

Merrill Lynch Valores S.A. Sociedad de Bolsa

Merrill Lynch S.A. Corretora de Titulos e Valores Mobiliarios

Bank of America Merrill Lynch Banco Multiplo S.A.

Merrill Lynch Chile S.A.

Merrill Lynch Corredores de Bolsa S.A.

Merrill Lynch Colombia Limitada

Bank of America Mexico, S.A., Institucion de Banca Multiple

Merrill Lynch Mexico, S.A. de C.V., Casa de Bolsa

Merrill Lynch International & Co. C.V.

Merrill Lynch (Montevideo) S.A.

Institucion Financiera Externa Merrill Lynch Bank Uruguay S.A. #3

Merrill Lynch Canada Inc.

BANA Canada Branch

MLIB Toronto Branch

Merrill Lynch Commodities Canada, ULC

Merrill Lynch (Asia Pacific) Limited

BA Securities Australia Limited

Bank of America Singapore Limited

Bank Of America Malaysia Berhad (Kuala Lumpur)

Gk Brown Chip Properties

DSP Merrill Lynch Limited

DSP Merrill Lynch Capital Limited

Merrill Lynch Singapore Commodities Pte Ltd

Merrill Lynch HK Securities Ltd.

Merrill Lynch (Australia) anghFutures Ltd.

Merrill Lynch Equities (Australia) Limited

Merrill Lynch Far East Limited

Merrill Lynch Japan Finance Co. Ltd.

Merrill Lynch Japan Securities Co Ltd

Merrill Lynch Labuan Holdings Ltd.

Merrill Lynch (Australia) Automated Markets Limited

Merrill Lynch International Incorporated

Merrill Lynch Securities (Taiwan) Limited

Rop Investments Limited, Philippines Branch

Gk Rokko Realty

SNCFE Limited

Merrill Lynch (Singapore) Pte Ltd

Exhibit A-1

COLUMBIA ETF TRUST

COLUMBIA ETF TRUST I

COLUMBIA FUNDS MASTER INVESTMENT TRUST, LLC

COLUMBIA FUNDS SERIES TRUST

COLUMBIA FUNDS SERIES TRUST I

COLUMBIA FUNDS SERIES TRUST II

COLUMBIA FUNDS VARIABLE INSURANCE TRUST

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

COLUMBIA FUNDS VARIABLE SERIES TRUST II

COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND, INC.

TRI-CONTINENTAL CORPORATION

Verification

The undersigned states that he has duly executed the attached Application for and on behalf of Columbia ETF Trust, Columbia ETF Trust I, Columbia Funds Master Investment Trust, LLC, Columbia Funds Series Trust, Columbia Funds Series Trust I, Columbia Funds Series Trust II, Columbia Funds Variable Insurance Trust, Columbia Funds Variable Insurance Trust I, Columbia Funds Variable Series Trust II, Columbia Seligman Premium Technology Growth Fund, Inc. and Tri-Continental Corporation (the “Fund Companies”), that he is Senior Vice President, Chief Legal Officer and Assistant Secretary of each of the Fund Companies and that all actions of the Board of Directors/Trustees of each of the Fund Companies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott R. Plummer
Scott R. Plummer
Senior Vice President, Chief Legal Officer and Assistant Secretary
Date: November 27, 2012

Exhibit A-2

Ameriprise Certificate Company

Verification

The undersigned states that he has duly executed the attached Application for and on behalf of Ameriprise Certificate Company (the “Company”), that he is the Secretary of the Company and that all actions of the Board of Directors of the Company necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott R. Plummer
Scott R. Plummer
Secretary
Date: November 27, 2012

Exhibit A-3

Columbia Management Investment Advisers, LLC

Verification

The undersigned states that he has duly executed the attached Application for and on behalf of Columbia Management Investment Advisers, LLC (the “Company”), that he is Senior Vice President, Chief Legal Officer and Assistant Secretary of the Company and that all actions of the Board of Governors of the Company necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott R. Plummer
Scott R. Plummer
Senior Vice President, Chief Legal Officer and Assistant Secretary
Date: November 27, 2012

Exhibit A-4

Columbia Acorn Trust and Wanger Advisors Trust

Verification

The undersigned states that he has duly executed the attached Application for and on behalf of Columbia Acorn Trust and Wanger Advisors Trust (the “Fund Companies”), that he is a Vice President of each of the Fund Companies and that all actions of the Board of Trustees of each of the Fund Companies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Bruce H. Lauer
Bruce H. Lauer
Vice President
Date: November 27, 2012

Exhibit A-5

Columbia Wanger Asset Management, LLC

Verification

The undersigned states that he has duly executed the attached Application for and on behalf of Columbia Wanger Asset Management, LLC (the “Company”), that he is the Chief Financial Officer, Chief Operating Officer and Treasurer of the Company and that all actions of the Board of Governors of the Company necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Bruce H. Lauer
Bruce H. Lauer
Chief Financial Officer, Chief Operating Officer and Treasurer
Date: November 27, 2012

Exhibit A-6

Bank of America, N.A.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Verification

The undersigned states that he has duly executed the attached Application for and on behalf of Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (each, a “Company”), that he is a Managing Director of each Company and that all actions of the Board of Directors, or similar body, of each Company necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Miceal Chamberlain
Miceal Chamberlain
Managing Director
Date: November 27, 2012

Exhibit A-7

Bank of America Corporation

Verification

The undersigned states that he has duly executed the attached Application for and on behalf of Bank of America Corporation (the “Company”), that he is the Deputy General Counsel of the Company and that all actions of the Board of Directors, or similar body, of the Company necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Edward P. O’Keefe
Edward P. O’Keefe
Deputy General Counsel
Date: November 27, 2012

55